Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 4, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Foundation Medicine, Inc.
Registration Statement on Form S-1
File No. 333-190226

Dear Mr. Reynolds:

This letter is submitted on behalf of Foundation Medicine, Inc. (the “Company”) to supplement the Company’s response to comments 1, 2 and 3 of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 30, 2013 addressed to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on August 27, 2013 (the “Registration Statement”).

For reference purposes, the text of comments 1, 2 and 3 of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

1.	We note your revised disclosure in response to comment 1 of our letter dated August 23, 2013. With a view to clarifying disclosure, please advise us (1) how you calculated the $4 billion market and (2) whether or not you believe a significant number of patients in that market currently receive testing services from other companies, explaining the basis for your belief. We may have further comment.

Mr. John Reynolds

United States Securities and Exchange Commission

September 4, 2013

The Company respectfully advises the Staff that proposed revisions to its disclosure which the Company intends to include in a subsequent amendment to the Registration Statement in response to the Staff’s comment are set forth on the pages to Exhibit A attached hereto designated as pages 1, 52, 77, 92, 106 and F-7.

2.	Additionally, please revise further to clarify your discussion of prospective patients. For instance, it is unclear, when you say that your assumption is based on “one million” patients, whether and on what basis you expect to get one million new patients annually.

The Company respectfully advises the Staff that proposed revisions to its disclosure which the Company intends to include in a subsequent amendment to the Registration Statement in response to the Staff’s comment are set forth on the pages to Exhibit A attached hereto designated as pages 1, 52, 77, 92, 106 and F-7.

3.	We note the additional disclosure in the second full paragraph on page 3 regarding your revenue derived from test results. Please revise the first paragraph on page 1 of the summary overview to provide similar disclosure where you currently reference your “proprietary molecular information platform.” Please refer to prior comments 1 and 3 of our letter dated August 23, 2013.

The Company respectfully advises the Staff that proposed revisions to its disclosure which the Company intends to include in a subsequent amendment to the Registration Statement in response to the Staff’s comment are set forth on the pages to Exhibit A attached hereto designated as pages 1 and 77.

*     *     *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern

Arthur R. McGivern, Esq.

Mr. John Reynolds

United States Securities and Exchange Commission

September 4, 2013

Enclosures

cc:	Erin Wilson, United States Securities and Exchange Commission

James Lopez, United States Securities and Exchange Commission

Myra Moosariparambil, United States Securities and Exchange Commission

John Archfield, United States Securities and Exchange Commission

Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Daniel A. Lang, Esq., Goodwin Procter LLP

Exhibit A

(see attached)